# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 23andMe Holding Co., CIK 0001804591
CUSIP: 90138Q306
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 870 MARKET STREET, ROOM 415, SAN FRANCISCO, California (CA), 94102
Date of event which requires filing of this statement: 03/25/2025
Amends the filing with accession number 0001214659-25-004427
Filed by CIK 0001946012
Persons authorized to receive notices and communications: Richard Magides, c/o Zentree Investment Mgmt Pte Ltd, 18 Robinson Road Level 15-01, Singapore, Singapore (U0), 048547, 65 69557665

## Reporting persons
- Zentree Investments Limited (CIK 0001946012): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 3,249,236; sole dispositive power 0; shared dispositive power 3,249,236; aggregate amount beneficially owned 3,249,236 (16% of the class)
- Richard Magides: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 0; shared voting power 3,249,236; sole dispositive power 0; shared dispositive power 3,249,236; aggregate amount beneficially owned 3,249,236 (16% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: 23andMe Holding Co.
Address of issuer's principal executive offices: 870 MARKET STREET, ROOM 415, SAN FRANCISCO, California (CA), 94102

## Item 2. Identity and Background
Name of person filing:
Zentree Investments Limited
Richard Magides
Residence or business address:
Zentree Investments Limited
c/o Zentree Investment Management Pte Ltd
18 Robinson Road
Level 15-01
Singapore 048547

Richard Magides
c/o Zentree Investment Management Pte Ltd
18 Robinson Road
Level 15-01
Singapore 048547
Present principal occupation or employment: Zentree Investments Limited: An exempt company incorporated in the Cayman Islands Richard Magides: Director
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;
Citizenship:
Zentree Investments Limited: Citizenship The Cayman Islands
Richard Magides: Citizenship British

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Zentree Investments Limited:
Available net assets were used to purchase the shares of Class A Common Stock referred to in this Schedule 13D.

Richard Magides:
Personal funds were used to purchase the shares of Class A Common Stock referred to in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: We want to ensure that minority investors are afforded a voice, thereby ensuring fair treatment. We seek to prevent the sale of the company at an unreasonable price and advocate for more prudent management of the company's costs. Additionally, we appeal that Class A and Class B shares be granted equal rights. We urge the management to act in the best interests of all shareholders and to address any conflicts of interest between management and investors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Percentage of class: 16.0%
As of the close of business on March 25, 2025, Zentree Investments Limited and Mr. Magides may be deemed to have beneficially owned 3,249,236 Class A Common Stock of the Issuer outstanding (see Item 5(b) below). This percentage was calculated based on 20,340,344 shares of Class A Common Stock, outstanding as of March 6, 2025, as provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business on March 25, 2025, Zentree Investments Limited and Richard Magides beneficially owned a total of 3,249,236 Class A Common Stock of the Issuer, representing 3,249,236 Class A Common Stock nominal value $0.0001 per share. Of this amount Zentree Investments Limited owns 416,643 shares and Mr. Magides owns 2,832,593 shares. Richard Magides is the director of Zentree Investments Limited and may be deemed to have shared voting control and investment discretion over securities owned by Zentree Investments Limited.
Transactions in the class effected during the past sixty days:
Richard Magides
Zentree Investments Limited
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: We have no contracts, arrangements, understandings or relationships with respect to securities of the issuer. We only have limited contact with the investor relations representative.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Transaction Description

## Signatures
- Zentree Investments Limited: /s/ Richard Magides, Director (03/26/2025)
- Richard Magides: /s/ Richard Magides, Director (03/26/2025)